UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

MY SCREEN MOBILE, INC.
________________________________________________________________________________
(Name of Issuer)

Shares of Common Stock, par value $0.001 per share
________________________________________________________________________________
(Title of Class of Securities)

628449100
______________________________________
(CUSIP Number)

Ragy Soliman, Vice President, Legal and General Counsel
ORASCOM TELECOM HOLDING S.A.E.
2005A, Nile City Towers - South Tower
Corniche El Nile, Ramlet Beaulac 11221
Cairo, Egypt

+202 461-5162
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 27, 2008
________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.         Names of Reporting Persons:       Orascom Telecom Holding S.A.E.

2.          Check the Appropriate Box if a Member of a Group (See Instructions)
(a)        [_]
(b)        [ X ]

3.          SEC Use Only:

4.          Source of Funds (See Instruction):          WC

5.          Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.          Citizenship or Place of Organization:     Egypt

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.          Sole Voting Power:                     Nil

8.          Shared Voting Power:                 32,500,000 Shares 1

9.          Sole Dispositive Power:             Nil

10.        Shared Dispositive Power:         32,500,000 Shares 1

11.        Aggregate Amount Beneficially Owned by Each Reporting Person:         32,500,000 Shares 1

12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.        Percent of Class Represented by Amount in Row (11):        24.8%

14.        Type of Reporting Person (See Instructions):                       CO

________________________
(1)     This figure represents (i) 12,500,000 shares of common stock and (ii) warrants to acquire up to 20,000,000 shares of common stock exercisable at $2.00 per share until May 23, 2012 of My Screen Mobile, Inc. acquired by Orascom Telecom Holding S.A.E. in May 2008 pursuant to a stock purchase agreement with My Screen Mobile, Inc. As discussed in Item 2, Weather Capital S.à.r.l., Weather Investments S.p.A., Weather Investments II S.à.r.l., April Holding and February Private Trust Company (Jersey) Limited may be deemed to beneficially own these securities pursuant to Rule 13d-3 under the United States Securities Exchange Act of 1934, as amended, due to their relationship with Orascom Telecom Holding S.A.E. However, each such company expressly disclaims beneficial ownership over such securities pursuant to Rule 13d-4 under the Act.

CUSIP No. 628449100
________________________________________________________________________________

1.         Names of Reporting Persons:          Weather Capital S.à.r.l.

2.          Check the Appropriate Box if a Member of a Group (See Instructions)
(a)         [_]
(b)         [ X ]

3.          SEC Use Only:

4.          Source of Funds (See Instruction):          AF

5.          Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.          Citizenship or Place of Organization:       Luxembourg

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.          Sole Voting Power:                    Nil

8.          Shared Voting Power:                32,500,000 Shares 1

9.          Sole Dispositive Power:            Nil

10.        Shared Dispositive Power:        32,500,000 Shares 1

11.        Aggregate Amount Beneficially Owned by Each Reporting Person:         32,500,000 Shares 1

12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.        Percent of Class Represented by Amount in Row (11):         24.8% 1

14.        Type of Reporting Person (See Instructions):                        HC, CO

________________________
(1)          See footnote on Page 2.

CUSIP No. 628449100
________________________________________________________________________________

1.          Names of Reporting Persons:       Weather Investments S.p.A.

2.          Check the Appropriate Box if a Member of a Group (See Instructions)
(a)         [_]
(b)         [ X ]

3.          SEC Use Only:

4.          Source of Funds (See Instruction):                AF

5.          Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.          Citizenship or Place of Organization:          Italy

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.          Sole Voting Power:                    Nil

8.          Shared Voting Power:                32,500,000 Shares 1

9.          Sole Dispositive Power:             Nil

10.        Shared Dispositive Power:         32,500,000 Shares 1

11.        Aggregate Amount Beneficially Owned by Each Reporting Person:          32,500,000 Shares 1

12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.        Percent of Class Represented by Amount in Row (11):     24.8% 1

14.        Type of Reporting Person (See Instructions):                    HC, CO

________________________

(1)          See footnote on Page 2.

CUSIP No. 628449100
________________________________________________________________________________

1.          Names of Reporting Persons:     Weather Investments II S.à.r.l.

2.          Check the Appropriate Box if a Member of a Group (See Instructions)
(a)         [_]
(b)         [ X ]

3.          SEC Use Only:

4.          Source of Funds (See Instruction):          AF

5.          Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.          Citizenship or Place of Organization:       Luxembourg

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.          Sole Voting Power:                    Nil

8.          Shared Voting Power:               32,500,000 Shares 1

9.          Sole Dispositive Power:            Nil

10.        Shared Dispositive Power:        32,500,000 Shares 1

11.        Aggregate Amount Beneficially Owned by Each Reporting Person:          32,500,000 Shares 1

12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.        Percent of Class Represented by Amount in Row (11):    24.8% 1

14.        Type of Reporting Person (See Instructions):                   HC, CO

________________________
(1)          See footnote on Page 2.

CUSIP No. 628449100
________________________________________________________________________________

1.          Names of Reporting Persons:        April Holding

2.          Check the Appropriate Box if a Member of a Group (See Instructions)
(a)         [_]
(b)         [ X ]

3.          SEC Use Only:

4.          Source of Funds (See Instruction):          AF

5.          Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.          Citizenship or Place of Organization:     Cayman Islands

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.          Sole Voting Power:                    Nil

8.          Shared Voting Power:                32,500,000 Shares 1

9.          Sole Dispositive Power:             Nil

10.        Shared Dispositive Power:         32,500,000 Shares 1

11.        Aggregate Amount Beneficially Owned by Each Reporting Person:        32,500,000 Shares 1

12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.        Percent of Class Represented by Amount in Row (11):      24.8% 1

14.        Type of Reporting Person (See Instructions):                     HC, CO

________________________
(1)          See footnote on Page 2.

CUSIP No. 628449100
________________________________________________________________________________

1.          Names of Reporting Persons:       February Private Trust Company (Jersey) Limited

2.          Check the Appropriate Box if a Member of a Group (See Instructions)
(a)         [_]
(b)         [ X ]

3.          SEC Use Only:

4.          Source of Funds (See Instruction):          AF

5.          Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.          Citizenship or Place of Organization:       Jersey

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.          Sole Voting Power:                     Nil

8.          Shared Voting Power:                 32,500,000 Shares 1

9.          Sole Dispositive Power:              Nil

10.        Shared Dispositive Power:          32,500,000 Shares 1

11.        Aggregate Amount Beneficially Owned by Each Reporting Person:         32,500,000 Shares 1

12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.        Percent of Class Represented by Amount in Row (11):     24.8% 1

14.        Type of Reporting Person (See Instructions):                    HC, CO

________________________
(1)          See footnote on Page 2.

ITEM 1.            SECURITY AND ISSUER

The class of equity securities to which this statement relates is shares of common stock, par value $0.001 per share (the "Shares"), of My Screen Mobile, Inc. ("My Screen"). The principal executive offices of My Screen are located at WaterPark Place, 20 Bay Street, 11th Floor, Suite 803, Toronto, Ontario, Canada, M5J 2BN8.

In May 2008, Orascom Telecom Holding S.A.E. ("Orascom Telecom") purchased (i) 12,500,000 shares of common stock and (ii) warrants to acquire up to 20,000,000 shares of common stock exercisable at $2.00 per share until May 23, 2012 of My Screen (collectively, the "Securities") in consideration for $10,000,000 pursuant to a stock purchase agreement between Orascom Telecom and My Screen (the "Stock Purchase Agreement"). This Schedule 13D is filed to report the holdings of Orascom Telecom in My Screen as a result of the purchase of the Securities. Weather Capital S.à.r.l.., Weather Investments S.p.A., Weather Investments II S.à.r.l., April Holding and February Private Trust Company (Jersey) Limited may be deemed to also beneficially own these Securities pursuant to Rule 13d-3 under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") due to their relationship with Orascom Telecom. However, each such company expressly disclaims beneficial ownership over such securities pursuant to Rule 13d-4 under the Exchange Act.

ITEM 2.            IDENTITY AND BACKGROUND

Persons Filing this Statement

This Schedule 13D is filed jointly by the following persons (each, individually, a "Reporting Person" and collectively the "Reporting Persons"): (i) Orascom Telecom Holding S.A.E., a joint stock company incorporated under the laws of Egypt, (ii) Weather Capital S.à.r.l., a societe a responsabilite limitee organized under the laws of Luxembourg, (iii) Weather Investments S.p.A., a company organized under the laws of Italy, (iv) Weather Investments II S.à.r.l., a societe a responsabilite limitee organized under the laws of Luxembourg, (v) April Holding, an exempted limited company organized under the laws of the Cayman Islands, and (vi) February Private Trust Company (Jersey) Limited (in its capacity as trustee of March Jersey Trust), an exempted limited company organized under the laws of Jersey.

Orascom Telecom Holding S.A.E.

The address of the principal business offices of Orascom Telecom is 2005A Nile City Towers, South Tower, Cornish El Nile, Ramlet Beaulac, Cairo, Egypt. The principal business of Orascom Telecom is that of a holding company for a number of operational subsidiaries which together comprise a leading mobile telecommunications company operating GSM networks in high growth markets globally.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Orascom Telecom is listed on Schedule I hereto.

During the last five years, neither Orascom Telecom nor, to the knowledge of Orascom Telecom, any of its executive officers or directors, has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Weather Capital S.à.r.l.

The address of the principal business offices of Weather Capital S.à.r.l. ("Weather Capital") is 65, Boulevard Grande Duchesse Charlotte L-1331 Luxembourg. The principal business of Weather Capital is that of an investment holding company.

Weather Capital indirectly, through two wholly-owned subsidiaries, owns 51.94% of the outstanding shares of Orascom Telecom and may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to beneficially own the Securities of My Screen acquired by Orascom Telecom. However, Weather Capital expressly disclaims beneficial ownership over such Securities.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Weather Capital is listed on Schedule II hereto.

During the last five years, neither Weather Capital nor, to the knowledge of Weather Capital, any of its executive officers or directors, has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Weather Investments S.p.A.

The address of the principal business offices of Weather Investments S.p.A. ("Weather I") is Via Due Macelli 66, Rome, Italy. The principal business of Weather I is that of an investment holding company.

Weather I owns 100% of the issued capital stock of Weather Capital and, accordingly, may, pursuant to Rule 13d-3, be deemed to beneficially own the Securities of My Screen acquired by Orascom Telecom. However, Weather I expressly disclaims beneficial ownership over such Securities.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Weather I is listed on Schedule III hereto.

During the last five years, neither Weather I nor, to the knowledge of Weather I, any of its executive officers or directors, has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Weather Investments II S.à.r.l.

The address of the principal business offices of Weather Investments II S.à.r.l. ("Weather II") is 65, boulevard Grande-Duchesse, Charlotte, L-1331 Luxembourg. The principal business of Weather II is that of an investment holding company.

Weather II owns approximately 76.6% of the issued capital stock of Weather I and, accordingly, may, pursuant to Rule 13d-3, be deemed to beneficially own the Securities of My Screen acquired by Orascom Telecom. However, Weather II expressly disclaims beneficial ownership over such Securities.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Weather II is listed on Schedule IV hereto.

During the last five years, neither Weather II nor, to the knowledge of Weather II, any of its executive officers or directors, has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

April Holding

The address of the registered office of April Holding is M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. The principal business of April Holding is that of an investment holding company.

April Holding owns approximately 60.4% of the outstanding capital stock of Weather II and, accordingly, may, pursuant to Rule 13d-3, be deemed to beneficially own the Securities of My Screen acquired by Orascom Telecom. However, April Holding expressly disclaims beneficial ownership over such Securities.

The name, address, present principal occupation or employment and citizenship of the directors of April Holding are listed on Schedule V hereto.

During the last five years, neither April Holding nor, to the knowledge of April Holding, any of the directors of April Holding, have been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

February Private Trust Company (Jersey) Limited (in its capacity as trustee of March Jersey Trust)

The address of the registered office of February Private Trust Company (Jersey) Limited ("February PTC") is JP Morgan House, Grenville Street, St Helier, Jersey. The principal business of February PTC is acting as the trustee of March Jersey Trust.

February PTC, in its capacity as trustee of March Jersey Trust, which trust directly owns 100% of the issued capital stock of April Holding, may, pursuant to Rule 13d-3, be deemed to beneficially own the Securities of My Screen acquired by Orascom Telecom. However, February PTC expressly disclaims beneficial ownership over such Securities.

The name, address, present principal occupation or employment and citizenship of each director of February PTC are listed on Schedule VI hereto.

During the last five years, neither February PTC nor, to the knowledge of February PTC, any of its directors has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On May 27, 2008, Orascom Telecom completed the acquisition of 12,500,000 shares of common stock and warrants to acquire up to 20,000,000 shares of common stock of My Screen pursuant to the terms of the Stock Purchase Agreement (the "Investment"). The aggregate consideration paid by Orascom Telecom for the Securities at closing was cash in the amount of $10,000,000, which was paid from the working capital of Orascom Telecom.

Further details of the Investment are reported under My Screen's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on May 30, 2008.

ITEM 4.            PURPOSE OF TRANSACTION

The Reporting Persons acquired the Securities of My Screen for investment purposes in accordance with the strategic plan of Orascom Telecom.

The Reporting Persons may also acquire additional securities of My Screen as they may deem appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Depending on market conditions and other factors, the Reporting Persons also reserve the right to dispose of some or all of such securities in the open market, in privately negotiated transactions to third parties or otherwise.

Other than as set forth herein, none of the Reporting Persons has any current plans or proposals which would relate to or would result in:

(a)         the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)         any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)         a sale or transfer of a material amount of the assets of the issuer or any of its subsidiaries;

(d)         any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)         any material change in the present capitalization or dividend policy of the issuer;

(f)         any other material change in the issuer's business or corporate structure including, but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)         changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the issuer by any person;

(h)         causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)         a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)         any action similar to any of those enumerated above.

ITEM 5.             INTEREST IN SECURITIES OF THE ISSUER

(a)         Beneficial Ownership.

The Reporting Persons beneficially own 12,500,000 shares of common stock of My Screen and warrants to purchase up to 20,000,000 shares of common stock representing approximately 24.8% of the issued and outstanding shares of My Screen (based upon 109,071,562 shares issued and outstanding as at May 30, 2008). Pursuant to Rule 13d-3 under the Exchange Act, each of the Reporting Persons (other than Orascom Telecom) may be deemed to beneficially own (and share the power to dispose) these Securities due to its relationship with Orascom Telecom. However, each of the Reporting Persons (other than Orascom Telecom) expressly disclaims beneficial ownership over such Securities pursuant to Rule 13-4 under the Exchange Act.

(b)         Transactions Within the Past 60 Days.

Except as noted herein, the Reporting Persons have not effected any other transactions in the Securities within sixty (60) days preceding the date hereof.

(c)         Certain Rights of Other Persons.

Not applicable.

ITEM 6.             CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as provided herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with respect to securities of My Screen including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Persons have not pledged securities of My Screen nor are the securities of My Screen held by the Reporting Persons subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Pursuant to the terms of the Purchase Agreement:

(i)         My Screen agreed to appoint at least two representatives of Orascom Telecom to the board of directors of My Screen;

(ii)        the parties entered into an escrow agreement pursuant to which My Screen agreed to set aside $3,000,000 in a separate bank account to be used by the parties to fund agreed upon technical expenditures as set out in the Agreement;

(iii)       the Company and My Screen entered into a registration rights agreement pursuant to which My Screen agreed to register for resale with the SEC all of the shares and shares underlying the warrants issued to Orascom Telecom within five months of closing;

(iv)        My Screen agreed to make application to list its shares of common stock on a market maintained by Nasdaq or the American Stock Exchange, or such other national securities exchange in the United States as may be agreed upon by the parties, within 60 days after the shares and shares underlying the warrants have been registered for resale with the SEC;

(v)         My Screen agreed to execute management agreements with certain key officers and employees of My Screen;

(vi)        My Screen agreed to obtain certain agreements and undertakings from the key shareholders of My Screen, representing in aggregate not less than 50.1% of the outstanding shares of My Screen, to support and vote in favor of the transactions contemplated by the Purchase Agreement at a meeting of shareholders to be held in that regard pursuant to applicable law subsequent to the closing of the transaction; and

(vii)       My Screen agreed to give Orascom Telecom and its related companies exclusive access to the technology of My Screen in countries where Orascom Telecom and its related companies have operations and to execute and deliver an agreement (including related commercial agreements) in that regard.

ITEM 7.             MATERIAL TO BE FILED AS EXHIBITS
Exhibit	Description of Exhibit
10.1(1)	Stock Purchase Agreement between Orascom Telecom Holding S.A.E. and My Screen Mobile, Inc.
10.2	Amendment to Stock Purchase Agreement between Orascom Telecom Holding S.A.E. and My Screen Mobile, Inc.
10.3(1)	Form of Warrant Certificate
10.4	Escrow Agreement between My Screen Mobile, Inc. and Orascom Telecom Holding S.A.E.
10.5	Registration Rights Agreement between My Screen Mobile, Inc. and Orascom Telecom Holding S.A.E.
10.6	Employment Agreement between My Screen Mobile, Inc. and Gino Porco
10.7	Employment Agreement between My Screen Mobile, Inc. and Peter Karrys
10.8	Exclusivity Agreement between My Screen Mobile, Inc. and Orascom Telecom Holding S.A.E.
10.9

Joint Filing Agreement among Orascom Telecom Holding S.A.E., Weather Capital S.à.r.l., Weather Investments S.p.A., Weather Investments II S.à.r.l., April Holding and February Private Trust Company (Jersey) Limited, in its capacity as trustee of March Jersey Trust

(1)   Attached as an exhibit to the Current Report on Form 8-K filed by My Screen with the SEC on May 28, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 14, 2008

ORASCOM TELECOM HOLDING S.A.E.

By:     /s/ Naguib Sawiris
-------------------------------
Name: Naguib Sawiris
Title: Chairman of the Board and
          Chief Executive Officer

WEATHER CAPITAL S.à.r.l..

By:     /s/ Naguib Sawiris
-------------------------------
Name: Naguib Sawiris
Title: Director

WEATHER INVESTMENTS S.p.A.

By:     /s/ Naguib Sawiris
-------------------------------
Name: Naguib Sawiris
Title: Director

WEATHER INVESTMENTS II S.à.r.l.

By:     /s/ Naguib Sawiris
-------------------------------
Name: Naguib Sawiris
Title: Director

APRIL HOLDING

By:     /s/ Naguib Sawiris
-------------------------------
Name: Naguib Sawiris
Title: Director

FEBRUARY PRIVATE TRUST COMPANY, (Jersey) Limited
in its capacity as trustee of March Jersey Trust

By:     /s/ Hassan Abdou
-------------------------------
Name: Hassan Abdou
Title: Director

SCHEDULE I

The following Schedule I sets forth for the executive officers and directors of Orascom Telecom Holding S.A.E.: (i) the name of each such person; (ii) the present principal occupation or employment of each such person; and (iii) the citizenship of each such person. The principal business address of Orascom Telecom Holding S.A.E. and the current business address of each of its officers and directors is 2005A Nile City Towers, South Tower, Cornish El Nile, Ramlet Beaulac, Cairo, Egypt.

EXECUTIVE OFFICERS AND DIRECTORS OF ORASCOM TELECOM HOLDING S.A.E.

AS OF JULY 14, 2008

NAME	CITIZENSHIP	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT INCLUDING NAME OF EACH CORPORATE ORGANIZATION

Naguib Sawiris	Egypt

Chairman of the Board and Chief Executive Officer,
Orascom Telecom Holding S.A.E.
Director, Orascom Telecom Eurasia Limited
Director, Weather Capital S.à.r.l.
Director, Weather Investments S.p.A.
Director, Weather Investments II S.à.r.l..
Director, April Holding

Iskander Shalaby	Egypt

Board Member and Executive Vice President for Business
Development and New Ventures, Orascom Telecom Holding S.A.E.
Chief Officer for Governmental Affairs, The Egyptian Company For
Mobile Services
Director Weather Investments S.p.A

Khaled E. Ismail	Egypt	Board Member, Orascom Telecom Holding S.A.E. President & Founder, SySD Soft
Onsi Sawiris	Egypt

Board Member, Orascom Telecom Holding S.A.E.
Chairman, Orascom Construction Industries
Chairman, Misr Exterior Financial Investments Company
Chairman, Orascom Hotel Holdings
Chairman, Orascom Technology Systems
Director, Misr Exterior Bank and Pharaonic Insurance
Director, Weather Investments S.p.A.

Khaled Bichara	Egypt	Board Member and Chief Internet Strategist, Orascom Telecom Holding S.A.E. President and CEO of LINKdotNET
Hassan Abdou	Egypt

Board Member, Orascom Telecom Holding S.A.E.
Director, Weather Capital S.à.r.l.
Director, Weather Investments S.p.A.
Director February Private Trust Company (Jersey) Limited
Chief Executive Officer of CYLO Investments

Ahmed Maher El Sayed	Egypt	Board Member, Orascom Telecom Holding S.A.E.
Francois Dopffer	France	Board Member, Orascom Telecom Holding S.A.E. Director, Orascom Telecom Algerie s.p.a

Emad Farid	Egypt	Executive Officer for Operations Control and Vice Chairman, GSM Services, Orascom Telecom Holding S.A.E.
Aldo Mareuse	France	Executive Officer Finance, Orascom Telecom Holding S.A.E. Director, Weather Capital S.à.r.l..
Wafaa Lotaief	Egypt

Vice President, Human Resources and Administration,
Orascom Telecom Holding S.A.E.
Director, OT CS Ltd.
Director International Integrated Solutions
Director, Weather Investments II S.à.r.l.
Alternate director February Private Trust Company (Jersey) Limited

Ragy Soliman	Egypt	Vice President, Legal Affairs, Orascom Telecom Holding S.A.E. Director, Weather Capital S.à.r.l.

SCHEDULE II

The following Schedule II sets forth for the executive officers and directors of Weather Capital S.à.r.l.: (i) the name of each such person; (ii) the present principal occupation or employment of each such person; and (iii) the citizenship of each such person. The principal business address of Weather Capital S.à.r.l. and the current business address of its executive officers and directors is 65, Boulevard Grande Duchesse Charlotte L-1331 Luxembourg.

EXECUTIVE OFFICERS AND DIRECTORS OF WEATHER CAPITAL S.à.r.l.

AS OF JULY 14, 2008

NAME	CITIZENSHIP	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT INCLUDING NAME OF EACH CORPORATE ORGANIZATION

Naguib Sawiris	Egypt

Director, Weather Capital S.à.r.l., Chairman of the Board and Chief
Executive Officer, Orascom Telecom Holding S.A.E.
Director, Orascom Telecom Eurasia Limited
Director, Weather Investments S.p.A.
Director, Weather Investments II S.à.r.l.
Director, April Holding

Hassan Abdou	Egypt

Board Member, Orascom Telecom Holding S.A.E.
Director, February Private Trust Company (Jersey) Limited
Director, Weather Capital S.à.r.l.
Director, Weather Investments S.p.A.
Chief Executive Officer of CYLO Investments

Ragy Soliman	Egypt	Director, Weather Capital S.à.r.l. Vice President, Legal Affairs, Orascom Telecom Holding S.A.E.
Karim Nasr	France	Director, Weather Capital S.à.r.l.
Aldo Mareuse	France	Director, Weather Capital S.à.r.l. Executive Officer Finance, Orascom Telecom Holding S.A.E

SCHEDULE III

The following Schedule III sets forth for the executive officers and directors of Weather Investments S.p.A.: (i) the name of each such person; (ii) the present principal occupation or employment of each such person; and (iii) the citizenship of each such person. The principal business address of Weather Investments S.p.A. and the current business address of its executive officers and directors is Via Due Macelli 66, Rome, Italy.

EXECUTIVE OFFICERS AND DIRECTORS OF WEATHER INVESTMENTS S.p.A.

AS OF JULY 14, 2008

NAME	CITIZENSHIP	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT INCLUDING NAME OF EACH CORPORATE ORGANIZATION

Naguib Sawiris	Egypt

Director, Weather Investments S.p.A.
Chairman of the Board and Chief Executive Officer Orascom Telecom
Holding S.A.E.

Director, Orascom Telecom Eurasia Limited

Director, Weather Capital S.à.r.l.

Director, Weather Investments II S.à.r.l.

Director, April Holding

Hassan Abdou	Egypt

Board Member, Orascom Telecom Holding S.A.E.
Director, February Private Trust Company (Jersey) Limited
Director, Weather Capital S.à.r.l.
Director, Weather Investments S.pA.
Chief Executive Officer of CYLO Investments

Onsi Sawiris	Egypt

Board Member, Orascom Telecom Holding S.A.E.
Chairman, Orascom Construction Industries
Chairman, Misr Exterior Financial Investments Company
Chairman, Orascom Hotel Holdings
Chairman, Orascom Technology Systems
Director, Misr Exterior Bank and Pharaonic Insurance
Director, Weather Investments S.p.A.

Michel Combes	France	Director, Weather Investments S.p.A.
Ron Sommer	Israel	Director, Weather Investments S.p.A
Timothy C Collins	United States	Director, Weather Investments S.p.A
Aziz Shaukat	Pakistan	Director, Weather Investments S.p.A
Iskander Shalaby	Egypt

Board Member and Executive Vice President for Business
Development and New Ventures, Orascom Telecom Holding S.A.E.
Chief Officer for Governmental Affairs, The Egyptian Company For
Mobile Services
Director, Weather Investments S.p.A

Ajit Nedungadi	India	Director ,Weather Investments S.p.A
Richard Charles Wilson	Great Britain	Director, Weather Investments S.p.A
Michael Cole	United States	Director, Weather Investments S.p.A

SCHEDULE IV

The following Schedule IV sets forth for the executive officers and directors of Weather Investments II S.à.r.l.: (i) the name of each such person; (ii) the present principal occupation or employment of each such person; and (iii) the citizenship of each such person. The principal business address of Weather Investments II S.à.r.l. and the current business address of its executive officers and directors is 65, boulevard Grande-Duchesse Charlotte, L-1331 Luxembourg.

EXECUTIVE OFFICERS AND DIRECTORS OF WEATHER INVESTMENTS II S.à.r.l.

AS OF JULY 14, 2008

NAME	CITIZENSHIP	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT INCLUDING NAME OF EACH CORPORATE ORGANIZATION

Naguib Sawiris	Egypt

Director, Weather Investments II S.à.r.l.
Chairman of the Board and Chief Executive Officer, Orascom Telecom
Holding S.A.E.
Director, Orascom Telecom Eurasia Limited
Director, Weather Capital S.à.r.l.
Director, Weather Investments S.p.A.
Director, April Holding

Wafaa Lotaief	Egypt

Director, Weather Investments II S.à.r.l
Alternate director February Private Trust Company (Jersey) Limited
Vice president, Human resources and Administration, Orascom
Telecom Holding S.A.E
Director, OT CS Ltd
Director, International Integrated Solutions

SCHEDULE V

The following Schedule V sets forth for the directors of April Holding: (i) the name of such person; (ii) the present principal occupation or employment of such person; and (iii) the citizenship of such person. The address of the registered office of April Holding and the address of its directors is M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

DIRECTORS OF APRIL HOLDING

AS OF JULY 14, 2008

NAME	CITIZENSHIP	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT INCLUDING NAME OF EACH CORPORATE ORGANIZATION

Naguib Sawiris	Egypt

Director, April Holding
Chairman of the Board and Chief Executive Officer, Orascom Telecom
Holding S.A.E.
Director, Orascom Telecom Eurasia Limited
Director, Weather Capital S.à.r.l.
Director, Weather Investments S.p.A.
Director, Weather Investments II S.à.r.l.

Philip Norman	Great Britain	Director, April Holding Director, February Private Trust Company (Jersey) Limited

SCHEDULE VI

The following Schedule VI sets forth for the directors of February Private Trust Company (Jersey) Limited (as trustee of March Jersey Trust): (i) the name of each such person; (ii) the present principal occupation or employment of each such person; and (iii) the citizenship of each such person. The address of the registered office of February Private Trust Company (Jersey) Limited and the address of its directors is P.O. Box 289, JP Morgan House, Grenville Street, St Helier, Jersey.

DIRECTORS OF
FEBRUARY PRIVATE TRUST COMPANY (JERSEY) LIMITED

AS OF JULY 14, 2008

NAME	CITIZENSHIP	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT INCLUDING NAME OF EACH CORPORATE ORGANIZATION

Kevin Charles Struve	United States	Director, February Private Trust Company (Jersey) Limited Strategic Planning Director, Orascom Construction Industries S.A.E.
Wafaa Lotaief	Egypt

Director, Weather Investments II S.à.r.l
Alternate director February Private Trust Company (Jersey) Limited
Vice president, Human resources and Administration, Orascom
Telecom Holding S.A.E
Director, OT CS Ltd
Director, International Integrated Solutions

Hassan Abdou	Egypt

Board Member, Orascom Telecom Holding S.A.E.
Director, February Private Trust Company (Jersey) Limited
Director, Weather Capital S.à.r.l.
Director, Weather Investments S.pA.
Chief Executive Officer of CYLO Investments

Philip Le Cornu	Great Britain	Director, February Private Trust Company (Jersey) Limited
Philip Norman	Great Britain	Director, April Holding Director, February Private Trust Company (Jersey) Limited

EXHIBIT INDEX
Exhibit	Description of Exhibit
10.1(1)	Stock Purchase Agreement between Orascom Telecom Holding S.A.E. and My Screen Mobile, Inc.
10.2	Amendment to Stock Purchase Agreement between Orascom Telecom Holding S.A.E. and My Screen Mobile, Inc.
10.3(1)	Form of Warrant Certificate
10.4	Escrow Agreement between My Screen Mobile, Inc. and Orascom Telecom Holding S.A.E.
10.5	Registration Rights Agreement between My Screen Mobile, Inc. and Orascom Telecom Holding S.A.E.
10.6	Employment Agreement between My Screen Mobile, Inc. and Gino Porco
10.7	Employment Agreement between My Screen Mobile, Inc. and Peter Karrys
10.8	Exclusivity Agreement between My Screen Mobile, Inc. and Orascom Telecom Holding S.A.E.
10.9

Joint Filing Agreement among Orascom Telecom Holding S.A.E., Weather Capital S.à.r.l., Weather Investments S.P.A., Weather Investments II S.à.r.l., April Holding and February Private Trust Company (Jersey) Limited, in its capacity as trustee of March Jersey Trust

(1)   Attached as an exhibit to the Current Report on Form 8-K filed by My Screen with the SEC on May 28, 2008.

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: July 14, 2008

ORASCOM TELECOM HOLDING S.A.E.

By:    /s/ Naguib Sawiris
-------------------------------
Name: Naguib Sawiris
Title: Chairman of the Board and
Chief Executive Officer

WEATHER CAPITAL S.à.r.l..R.L.

By:     /s/ Naguib Sawiris
-------------------------------
Name: Naguib Sawiris
Title: Director

WEATHER INVESTMENTS S.p.A.

By:     /s/ Naguib Sawiris
-------------------------------
Name: Naguib Sawiris
Title: Director

WEATHER INVESTMENTS II S.à.r.l..

By:     /s/ Naguib Sawiris
-------------------------------
Name: Naguib Sawiris
Title: Director

APRIL HOLDING

By:     /s/ Naguib Sawiris
-------------------------------
Name: Naguib Sawiris
Title: Director

FEBRUARY PRIVATE TRUST COMPANY (JERSEY) LIMITED, in its
capacity as trustee of March Jersey Trust

By:     /s/ Hassan Abdou
-------------------------------
Name: Hassan Abdou
Title: Director